                                                                EXHIBIT 8





                               September __, 1996







Board of Directors                              Board of Directors
Tuscaloosa Bancshares, Inc.                     Deposit Guaranty National Bank
                                                of Louisiana

                                                ---------------------
Board of Directors                              ---------------------
Tuscaloosa Commerce Bank

Board of Directors
Deposit Guaranty Corp.
One Deposit Guaranty Plaza
210 East Capitol Street
Post Office Box 730
Jackson, Mississippi  39205-0730

Board of Directors
Deposit Guaranty Louisiana Corp.

- ---------------------
- --------------------------


         RE: THE FEDERAL INCOME TAX CONSEQUENCES OF CERTAIN MATTERS ARISING UNDER THE CORPORATE REORGANIZATION PROVISIONS OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED

Gentlemen:

         You have requested our opinion regarding the federal income tax consequences of the proposed merger of Tuscaloosa Bancshares, Inc. ("Tuscaloosa Bancshares") with and into Deposit Guaranty Louisiana Corp. ("Deposit Guaranty Louisiana"), immediately followed by the merger of Tuscaloosa Commerce Bank with and into Deposit Guaranty National Bank of Louisiana ("DGNB Louisiana"). The merger of Tuscaloosa Bancshares with and into Deposit Guaranty Louisiana is hereinafter referred to as the "Holding Company Merger." The merger of Tuscaloosa Commerce Bank with and into DGNB Louisiana is hereinafter referred to as the "Bank Merger." Both mergers are sometimes hereinafter collectively referred to as the "Mergers," and each merger is more fully described herein. Unless otherwise noted, the capitalized terms herein shall have the same meaning ascribed to such terms in that certain Agreement and Plan of Merger by and among you, dated as of July 22, 1996 (the "Merger Agreement"). This opinion is rendered in satisfaction of the closing condition described in
Section 6.01(c) of the Merger Agreement.

         We have examined and are familiar with the Merger Agreement, the Proxy Statement/Prospectus of DGC and Tuscaloosa Bancshares dated September __, 1996 regarding the proposed transactions, certain financial statements of the parties to the proposed Mergers, and such other documents as we have deemed sufficient to enable us to express our informed opinion. In rendering this opinion we have relied not only on such documents but also on the representations and statements of the parties to the proposed Mergers, some of which are stated in the Certificates dated September __, 1996, attached hereto as Exhibits "A" and "B", regarding certain matters addressed in this opinion, and the following factual information supplied by the parties to the proposed Mergers.

               I.  BACKGROUND FACTS CONCERNING CORPORATE PARTIES

A.       Deposit Guaranty Corp.

         Deposit Guaranty Corp. ("DGC") was incorporated in 1968 under the laws of the State of Mississippi for the primary purpose of acting as a bank holding company for Deposit Guaranty National Bank ("DGNB"), a national banking association. DGC is registered as a bank holding company with the Federal Reserve System.

         DGC has an authorized capital structure consisting of 100,000,000 shares of no par value voting common stock ( the "DGC Common Stock"), 25,000,000 shares of no par value Class A voting preferred stock, and 25,000,000 shares of Class B non-voting preferred stock. As of December 31, 1995, DGC had 19,379,643 shares of Common Stock issued and outstanding and no preferred stock is outstanding. DGC is a publicly held company with over 6,000 shareholders of record as of December 31, 1995, and its stock is traded on the NASDAQ National Market System. In addition, as of December 31, 1995, options to acquire 442,852 shares of DGC Common Stock are outstanding.

         DGC and its subsidiaries are engaged only in the general banking business and activities closely related to banking, as authorized by the banking laws of the United States and the regulations issued pursuant thereto.

         The books of account of DGC are maintained on a calendar year basis and DGC computes its income under the accrual method of accounting. DGC is the parent of an affiliated group that, for federal income tax purposes, includes, among other entities, Deposit Guaranty Louisiana (described below), and DGNB Louisiana.

B.       Deposit Guaranty Louisiana Corp.

         Deposit Guaranty Louisiana is a bank holding company and is registered as such with the Federal Reserve System. The authorized capital stock of Deposit Guaranty Louisiana consists of 5,000,000 shares of common stock, $5.00 par value. There are 4,200,000 shares of Deposit Guaranty Louisiana common stock issued and outstanding, all of which are owned by DGC. All of Deposit Guaranty Louisiana's common stock was acquired by DGC in February, 1990.

         Deposit Guaranty Louisiana does not engage in any business activities other than its ownership of DGNB Louisiana and Commercial National Bank. The books of Deposit Guaranty Louisiana are maintained on a calendar year basis and Deposit Guaranty Louisiana computes its income under the accrual method of accounting.

C.       Deposit Guaranty National Bank of Louisiana

         DGNB Louisiana is a national banking association, duly organized and validly existing under the laws of the United States with its main office located in Hammond, Louisiana. All of its branches are located in the State of Louisiana. DGNB Louisiana conducts a general banking business embracing all of the customary banking functions as are permitted by Federal regulatory authorities.

         Presently, DGNB Louisiana has authorized capital stock consisting of 234,121 shares of Common Stock (the "DGNB Louisiana Common Stock"). All of the DGNB Louisiana Common Stock is outstanding and is owned by Deposit Guaranty Louisiana.

         DGNB Louisiana's books of account are maintained on a calendar year, accrual basis and it files a consolidated federal income tax return with Deposit Guaranty Louisiana and DGC.





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D.       Tuscaloosa Bancshares.

         Tuscaloosa Bancshares is a Louisiana business corporation and a one-bank holding company registered under the federal Bank Holding Company Act of 1956. It was formed in 1984 primarily for the purpose of holding all of the outstanding stock of Tuscaloosa Commerce Bank, which is Tuscaloosa Bancshares' sole subsidiary.

         Tuscaloosa Bancshares has an authorized capital structure consisting of ________ shares of Common Stock (the "Tuscaloosa Bancshares Common Stock"). There are ______ shares of Tuscaloosa Bancshares Common Stock issued and outstanding to ____ stockholders of record. The Tuscaloosa Bancshares Common Stock is not traded on an established securities market.

         Tuscaloosa Bancshares's books of account are maintained on a calendar year basis and Tuscaloosa Bancshares computes its income under the accrual method of accounting.

E.       Tuscaloosa Commerce Bank.

         Tuscaloosa Commerce Bank was formed in 1982 under the banking laws of
the state of Louisiana.   The authorized capital structure of Tuscaloosa
Commerce Bank consists of ________ shares of Common Stock (the "Tuscaloosa Commerce Bank Common Stock"), all of which are outstanding and owned by Tuscaloosa Bancshares.

         Tuscaloosa Commerce Bank offers a full range of traditional commercial banking services in the Livingston Parish, Louisiana area. Tuscaloosa Commerce Bank's books of account are maintained on a calendar year basis. It files a consolidated federal income tax return with Tuscaloosa Bancshares.


                   II.  BUSINESS REASONS FOR AND  DESCRIPTION
                            OF THE PROPOSED MERGERS

A.       Tuscaloosa Bancshares's Reasons for the Mergers.

         In reaching its decision that the Merger Agreement is in the best interests of Tuscaloosa Bancshares and its shareholders, the Board of Tuscaloosa Bancshares considered a number of factors in addition to the financial terms, including, but not limited to the following: (a) the financial condition and results of operations of, and prospects for, each of Tuscaloosa Bancshares and DGC; (b) the likelihood that Tuscaloosa Commerce Bank would experience significant increased competitive pressures in its market area from larger banking and other financial institutions capable of offering a broader array of technologically advanced financial services and products; (c) the lack of marketability of Tuscaloosa Bancshares Common Stock and the liquidity that would be offered to Tuscaloosa Bancshares's shareholders through the ownership of securities of a publicly traded company such as DGC; (d) the financial terms of the Mergers, including the relationship of the value of the DGC Common Stock issuable in the Mergers to the market value, book value, and earnings per share of Tuscaloosa Bancshares Common Stock; (e) the nonfinancial terms of the Mergers, including the treatment of the Mergers as a tax-free exchange of Tuscaloosa Bancshares Common Stock for DGC Common Stock for federal and state income tax purposes; (f) the likelihood of the Mergers being approved by applicable regulatory authorities without undue conditions or delay; and (g) the opinion rendered by Chaffe, Tuscaloosa Bancshares's financial advisor, to the effect that the terms of the Mergers, as provided in the Merger Agreement, are fair from a financial point of view, to the holders of Tuscaloosa Bancshares Common Stock.

B.       DGC's Reasons for the Mergers.

         The DGC Board of Directors believes that by expanding DGC's customer base into the southern portion of Louisiana, the Mergers should enhance DGC's earnings capacity by enabling it to deliver products and provide services to that enlarged customer base, and by permitting cost savings through consolidation of operations. In addition, the DGC Board of Directors believes that the combination of DGC and Tuscaloosa Bancshares will allow DGC and Tuscaloosa Bancshares to increase overall efficiency and take advantage of economies of scale in several areas. In evaluating the Mergers, the DGC Board of Directors considered a variety of factors, including the respective results of operations, financial condition and prospects of DGC and Tuscaloosa Bancshares; the compatibility and complimentary nature of the respective businesses and managerial philosophies of DGC and Tuscaloosa Bancshares; and the relative prices paid in recent acquisitions of financial institutions.

C.       Description of Proposed Mergers.

         The proposed Mergers will be structured in accordance with the preceding statements of background facts, the Merger Agreement, the laws of the State of Louisiana and the United States, the representations of the parties to the transactions, and the following descriptions:

         1. The Holding Company Merger. Pursuant to the Merger Agreement, Tuscaloosa Bancshares will merge with and into Deposit Guaranty Louisiana pursuant to the laws of the State of Louisiana. Deposit Guaranty Louisiana will be the surviving corporation. On the Effective Date of the Holding Company Merger, each share of Tuscaloosa Bancshares Common Stock issued and outstanding (other than shares owned by shareholders who, pursuant to the Louisiana Business Corporation Law, perfect any right to receive the fair value of such shares ("Dissenting Shares")), will be converted into and exchangeable for a number of shares of DGC Common Stock determined by dividing 210,989 by the number of shares of Tuscaloosa Bancshares Common Stock outstanding on the date immediately preceding the Effective Date (the "Exchange Ratio").

                 Any dissenters to the Holding Company Merger who meet the statutory requirements, will have the right under Louisiana law to receive cash for their shares from Tuscaloosa Bancshares. Section 8.01(f) of the Merger Agreement, however, provides that DGC may terminate the Merger Agreement if more than ten percent (10%) of the Tuscaloosa Bancshares Common Stock outstanding at the Effective Date of the Holding Company Merger would be converted into cash.

         2. The Bank Merger. Immediately after the Holding Company Merger, Tuscaloosa Commerce Bank will merge with and into DGNB Louisiana in accordance with applicable federal and state law. DGNB Louisiana will acquire all of the assets and assume all of the liabilities of Tuscaloosa Commerce Bank, and Tuscaloosa Commerce Bank will cease to exist. Each share of outstanding Tuscaloosa Commerce Bank Common Stock will be canceled. Deposit Guaranty Louisiana will constructively receive DGNB Louisiana Common Stock as consideration for the Bank Merger. No new shares of DGNB Louisiana Common Stock will actually be issued to Deposit Guaranty Louisiana or to Tuscaloosa Commerce Bank in the Bank Merger. There will be no dissenters to the Bank Merger.

         3.      Fractional Shares.   No fractional shares of DGC Common Stock
                 will be issued in the Mergers. Any shareholder otherwise entitled to receive a fractional share of DGC Common Stock will be paid a cash amount in lieu of any such fractional share determined by multiplying (i) the closing sale price of a share of DGC Common Stock on the date immediately proceeding the Effective Date as quoted on the National Association of Securities Dealers Automated Quotation System, by (ii) the fraction of a share of DGC Common Stock to which such holder would otherwise be entitled.

         4. Effects of the Mergers. After the Mergers are completed, all of Tuscaloosa Bancshares's former shareholders will own DGC Common Stock. There will be no cash paid in connection with either of the Mergers (except for payments for fractional shares as noted above). The ownership structure of DGC,





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                 Deposit Guaranty Louisiana, and DGNB Louisiana will not
                 change. After the Holding Company Merger, Deposit Guaranty Louisiana will continue both its and Tuscaloosa Bancshares's historical business in a substantially unchanged manner. After the Bank Merger, DGNB Louisiana will continue both its and Tuscaloosa Commerce Bank' historical business in a substantially unchanged manner.


           III.  DISCUSSION OF APPLICABLE REORGANIZATION PROVISIONS

A.       The Holding Company Merger.

         The parties intend that the Holding Company Merger will satisfy the requirements for nonrecognition (i.e., treatment as a tax-free reorganization) under section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code") by reason of the application of Code section1/ 368(a)(2)(D).
These Code sections describe a forward triangular or subsidiary merger under which the target corporation (Tuscaloosa Bancshares) is merged into a first tier subsidiary (Deposit Guaranty Louisiana) of the parent corporation (DGC here) in exchange for parent company stock distributed to the target's historic shareholders.

         Following are the criteria for nonrecognition in the case of a forward triangular merger (applied in the context of the proposed Holding Company Merger):

         1. "Substantially all" of the properties of Tuscaloosa Bancshares must be acquired by Deposit Guaranty Louisiana. For Internal Revenue Service ("Service") ruling purposes, this means that Deposit Guaranty Louisiana must acquire at least seventy percent (70%) of the fair market value of the gross assets and at least ninety percent (90%) of the fair market value of the net assets held by Tuscaloosa Bancshares immediately prior to the Holding Company Merger. See Code section 368(a)(2)(D); Treas. Reg. Section 1.368-2(b)(2); and Rev. Proc. 77-37, 1977-2 C.B. 568, Section 3.01.

         2. A "could have merged with the parent" test must be met. This test means that it must have been possible for Tuscaloosa Bancshares to have merged directly into DGC in a transaction qualifying under Code section 368(a)(1)(A) (a "Type A" merger). A Type A merger is a statutory merger under state or federal law (although Code section 368(a)(1)(A) also covers consolidations, consolidations are not permitted in the context of Code section 368(a)(2)(D)). This test essentially means that it must be shown that the continuity of interest, business purpose and continuity of business enterprise requirements would have been met had Tuscaloosa Bancshares merged into DGC. See Treas. Reg.
Section 1.368-2(b)(2).

         3. The stock issued in consideration of Deposit Guaranty Louisiana's acquisition of Tuscaloosa Bancshares's properties must consist solely of parent
(DGC) stock. The use of any Deposit Guaranty Louisiana stock would disqualify the Holding Company Merger under Code section 368(a)(2)(D).

         4. In addition to the requirements under the Code which have been generally described above, nonrecognition for the Holding Company Merger is subject to several other nonstatutory rules that have been established through case law and Treasury Regulations. These requirements involve continuity of proprietary interest, continuity of business enterprise, and the existence of a valid business purpose for the transaction. The judicially-developed step transaction doctrine, wherein a series of formally separate steps are considered together as component parts of an overall plan, must also be considered when evaluating whether a transaction, in substance, qualifies as a valid forward subsidiary merger under Code section 368(a)(1)(A) and section 368(a)(2)(D).

         B.      The Bank Merger.



         --------------------------------

          1/Unless otherwise noted, all section references are to the Code.



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         The Bank Merger will be a statutory merger of downstream
brother-sister corporations. As such, the Bank Merger will qualify, for federal income tax purposes, as a tax-free reorganization under section 368(a)(1)(A) (a "Type A reorganization").

         The Bank Merger is also described in and will qualify as a tax-free reorganization under section 368(a)(1)(D) (a "Type D reorganization"). The Code describes a Type D reorganization involving the transfer of assets to a controlled corporation, as follows:

         1. A transfer by one corporation of substantially all of its assets to a controlled corporation (i.e., a corporation owned by the transferor or its shareholders2/, followed by a section 354 or section 356 of the distribution of the stock, and

         2. In effect, a complete liquidation of the transferor corporation. (Although section 354(b) does not explicitly require a complete liquidation of the transferor, the requisite distribution of all of the transferor's properties will have the effect of a complete liquidation).

         The Service has ruled that in cases involving an overlap of a Type A and a Type D reorganization, the Type D reorganization controls. See Rev. Rul 75-161, 1975-1 C.B. 114. The difference is that Rev. Rul. 75-161 provides that section 357(c) applies to the transaction. Section 357(c) requires that if the sum of the amount of the liabilities assumed by the corporate transferee and the amount of the liabilities to which the property transferred is subject exceeds the total of the adjusted basis of the property transferred, then the excess shall be recognized as gain by the transferor. As stated in the Certificate, in connection with the Bank Merger, Tuscaloosa Commerce Bank has represented that the liabilities of Tuscaloosa Commerce Bank which will be assumed by DGNB Louisiana, plus the amount of the liabilities to which the property transferred is subject, will not exceed Tuscaloosa Commerce Bank's total adjusted basis in the property transferred. Based on this representation and our limited review of pertinent financial statements, we have concluded that the gain recognition provision of section 357(c) should not apply to the Bank Merger.

                                  IV. OPINION

         In reliance upon the foregoing facts and the representations of the parties to the Merger transactions, and based upon our review of such documents and consideration of such legal matters as we have deemed relevant and sufficient to enable us to render an informed opinion, we are of the opinion that the federal income tax consequences of the proposed Mergers will be as follows:

A.       With respect to the Holding Company Merger:

         1. Provided the proposed Merger of Tuscaloosa Bancshares with and into Deposit Guaranty Louisiana qualifies as a statutory merger under applicable Louisiana law, the acquisition by Deposit Guaranty Louisiana of substantially all of the assets of Tuscaloosa Bancshares in exchange for shares of DGC Common Stock and the assumption of liabilities of Tuscaloosa Bancshares will constitute a reorganization within the meaning of Code section 368(a)(1)(A) and section 368(a)(2)(D).

                 For purposes of this opinion, "substantially all" means at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets of Tuscaloosa Bancshares held





                 --------------------------------

          2/The determination of whether a "controlled corporation" exists is made using the 50% ownership test of section 304(c) as the "control" threshold, as mandated by section 368(a)(2)(H).

                 immediately prior to the Merger. DGC, Deposit Guaranty Louisiana, and Tuscaloosa Bancshares will each be "a party to a reorganization" within the meaning of section 368(b) of the Code.

         2. No gain or loss will be recognized by Tuscaloosa Bancshares upon the transfer of substantially all of it assets to Deposit Guaranty Louisiana in exchange solely for DGC Common Stock and the assumption by Deposit Guaranty Louisiana of the liabilities of Tuscaloosa Bancshares (Code sections 361(a) and
                 357(a)).   Such non-recognition is not affected by the fact
                 that Tuscaloosa Bancshares will be deemed to receive cash in lieu of fractional share interests of Tuscaloosa Bancshares shareholders, since all of the cash will be deemed distributed to Tuscaloosa Bancshares shareholders pursuant to the Merger Agreement.

         3. No gain or loss will be recognized to Tuscaloosa Bancshares upon the transfer of substantially all of it assets to DGC in exchange solely for DGC Common Stock and the assumption by DGC of the liabilities of Tuscaloosa Bancshares. (Rev. Rul. 57-278, 1957-1 C.B. 124).

         4. No gain or loss will be recognized by DGC upon the receipt by Deposit Guaranty Louisiana of substantially all of the assets of Tuscaloosa Bancshares solely in exchange for DGC Common Stock issued to Tuscaloosa Bancshares and the assumption by Deposit Guaranty Louisiana of the liabilities of Tuscaloosa Bancshares and the liabilities to which the transferred assets are subject (Rev. Rul 57-278, 1957-1 C.B. 124).

         5. The basis of the assets of Tuscaloosa Bancshares in the hands of DGC will be, in each instance, the same as the basis of those assets in the hands of Tuscaloosa Bancshares immediately prior to the Holding Company Merger (Code section 362(b)).

         7. The holding period of Tuscaloosa Bancshares's assets in the hands of DGC will include the period during which the assets were held by Tuscaloosa Bancshares (Code section 1223(2)).

         8. No gain or loss will be recognized by the shareholders of Tuscaloosa Bancshares upon their receipt of DGC Common Stock (including fractional share interests to which they may be entitled) solely in exchange for their Tuscaloosa Bancshares Common Stock (Code section 354(a)(1)).

         9. The basis of the DGC Common Stock to be received by the Tuscaloosa Bancshares shareholders (including any fractional share interests to which they may be entitled) will be, in each instance, the same as the basis of the Tuscaloosa Bancshares Common Stock surrendered in exchange therefor (Code section 358)).

       10. The holding period of the DGC Common Stock to be received by the Tuscaloosa Bancshares shareholders (including any fractional share interests to which they may be entitled) will include, in each case, the period during which the Tuscaloosa Bancshares Common Stock surrendered in exchange therefor was held, provided that the Tuscaloosa Bancshares Common Stock is held as a capital asset in the hands of the Tuscaloosa Bancshares shareholder on the date of the exchange (Code section 1223(1)).

       11. The payment of cash to Tuscaloosa Bancshares shareholders in lieu of fractional shares of DGC Common Stock will be treated for federal income tax purposes as if the fractional shares were distributed as part of the reorganization exchange and then redeemed by DGC. The cash payments will be treated as having been received as distributions in redemption of such stock, subject to the provisions and limitations of section 302 of the Code.

       12. Where a dissenting Tuscaloosa Bancshares shareholder receives solely cash in exchange for his or her Tuscaloosa Bancshares Common Stock, such cash will be treated as having been received by the shareholder as a distribution in redemption of his or her stock subject to the provisions and limitations of section 302.

B.       With respect to the Bank Merger:

         1. Provided that the merger of Tuscaloosa Commerce Bank into DGNB Louisiana qualifies as a statutory merger under applicable state or federal law, the proposed Bank Merger will be a reorganization within the meaning of section 368(a)(1)(A) of the Code. Tuscaloosa Commerce Bank and DGNB Louisiana will each be "a party" to a reorganization" within the meaning of section 368(b)(2).

         2. No gain or loss will be recognized to Tuscaloosa Commerce Bank on the transfer of all of its assets to DGNB Louisiana in constructive exchange for DGNB Louisiana Common Stock issued to Deposit Guaranty Louisiana and the assumption by DGNB Louisiana of the liabilities of Tuscaloosa Commerce Bank (Code sections 361(a) and 357(a)).

         3. No gain or loss will be recognized to DGNB Louisiana upon the receipt by DGNB Louisiana of all of the assets of Tuscaloosa Commerce Bank in constructive exchange for DGNB Louisiana Common Stock issued to Deposit Guaranty Louisiana and the assumption by DGNB Louisiana of the liabilities of Tuscaloosa Commerce Bank and the liabilities to which the transferred assets are subject (Rev. Rul 57-278, 1957-1 C.B. 124).

         4. No gain or loss will be recognized by DGC or Deposit Guaranty Louisiana as a result of the Bank Merger and the surrender of the Tuscaloosa Commerce Bank Common Stock in constructive exchange for the DGNB Louisiana Common Stock.

         5. The basis of the assets of Tuscaloosa Commerce Bank in the hands of DGNB Louisiana will, in each case, be the same as the basis of those assets in the hands of Tuscaloosa Commerce Bank immediately prior to the Bank Merger (Code section 362(b)).

         6. The holding period of the assets of Tuscaloosa Commerce Bank in the hands of DGNB Louisiana will, in each instance, include the period for which such assets were held by the Tuscaloosa Commerce Bank. (Code section 1223(2)).

         We have qualified our opinions by reference to the Code, the Treasury Regulations promulgated thereunder, and existing judicial and administrative interpretations thereof. In so opining, we have relied upon the foregoing facts and representations and have reviewed such documents and have considered such legal matters as we have deemed relevant and sufficient to enable us to render an informed opinion. We have also relied, to some extent, on the oral representations and statements of representatives of the parties with respect to the foregoing factual determinations. While we have not been requested nor have we undertaken to make independent investigations to verify such representations and statements, based upon our discussions with representatives of the parties and our limited review of certain background material, we believe that it is reasonable for us to rely on such representations and statements.

         Our opinion is limited to the specific opinions expressed above, and no other opinions are intended nor should they be inferred. An opinion of counsel has no binding effect upon the Service and no assurances can be given that the conclusions reached in any opinion will not be contested by the Service, or if contested, will be sustained by a court.

         The opinions we have expressed above are based on the facts and representations outlined herein being correct in all material respects as of the dates indicated or at the time of the proposed transactions as the case may be. In the event that one or more of the facts or representations are incorrect for any such time, our opinion would likely be substantially different than that expressed above.

         The opinion expressed herein is for the sole benefit of DGC, Deposit Guaranty Louisiana, DGNB Louisiana, Tuscaloosa Bancshares and Tuscaloosa Commerce Bank, together with their respective shareholders, and is not to be delivered to or relied upon by any other party without our prior written consent.

                                        Very truly yours,


                                        WATKINS LUDLAM & STENNIS, P.A.